

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 11, 2006

Mr. Nicholas J. Holland, Chief Financial Officer
Gold Fields Limited
24 St. Andrews Road
Parktown, 2193
South Africa

> **Re:** **Gold Fields Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2005**
> **Filed December 22, 2005**
> **File No. 001-31318**

Dear Mr. Holland:

We have completed our review of your 2005 Form 20-F, and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief